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SECU

17005665

N

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SEC FILE NUMBER
8-68936

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Whitehall Capital Market, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue 15th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Page (212) 205-1399
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith&Brown, PC
(Name - if individual, state last, first, middle name)

465 South Street, Suite 200 (Address) Morristown (City) NJ (State) 07960-6497 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

CM

AWB

OATH OR AFFIRMATION

I, Timothy Page, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Whitehall Capital Markets LLC. for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

STATE OF New York
COUNTY OF New York
SUBSCRIBED AND SWORN TO BEFORE ME
THIS 22nd DAY OF February, 2017.
BY Tim Page

NOTARY PUBLIC

Notary Public

Signature

Managing Director
Title

... L ROLNICK
... Public - State of New York
NO. 01RO6326932
Qualified in Westchester County
My Commission Expires Jun 29, 2019

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Income (Loss).
[ ] Statement of Changes in Financial Condition.
[ ] Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] Computation of Net Capital.
[ ] Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
[ ] Information Relating to the Possession or Control Requirements Rule 15c3-3
[ ] A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3- 1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
[x] An Oath or Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ] Management Statement Regarding Compliance with the Exemption Provision for SEC Rule 15c3-3

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITEHALL CAPITAL MARKETS LLC

CONTENTS

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3-4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Whitehall Capital Markets, LLC

We have audited the accompanying statement of financial condition of Whitehall Capital Markets, LLC (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Whitehall Capital Markets, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 21, 2017

WHITEHALL CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016		
ASSETS		
Cash	$	227,347
Prepaid expense and other assets		4,274
Prepaid administration costs		1,849,555
	$	2,081,176
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	1,200
Accrued expenses		132,561
Member's equity		1,947,415
	$	2,081,176

See accompanying notes to financial statements.

WHITEHALL CAPITAL MARKETS LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Whitehall Capital Markets LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on May 12, 2011. The Company is a wholly-owned subsidiary of Whitehall & Company LLC (the "Member"). The Company's operations consist primarily of earning fee income by providing investment banking services associated with Mergers & Acquisitions, Advisory Assignments, Debt Placement, and Equity Placement.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable

Receivables from clients are stated at the amount management expects to collect from outstanding balances. On a periodic basis, management evaluates its receivables and provides probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to allowance for doubtful accounts and a credit to receivables from clients. At December 31, 2016, there were no receivables from clients.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Revenue derived from investment banking services are recorded as earned, conditional upon certain closing requirements as stipulated in the individual contract agreements which are in accordance with GAAP.

Income Taxes

The Company is a single member limited liability company and as such is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member(s) for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

2. Net Capital Requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2016, the Company's net capital was $78,586, which was $69,669 in excess of its minimum requirement of $8,917.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle customers' cash or securities.

3. Concentrations of Credit Risk

During the year ended December 31, 2016, 87% of the Company's revenue was from two (2) clients.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

4. Related Party Transactions

The Company has entered into an Expense Sharing Agreement with its sole Member, Whitehall & Company LLC, for office and administrative services provided by the Member. This automatically renewable one year agreement provides for a monthly expense charge of $61,875 which is accounted for as a reduction to prepaid administration costs.

During the year ended December 31, 2016, the Company advanced $1,600,000 to the Member as prepaid administration costs. Additionally, the Member paid the following expenses on behalf of the Company which were applied to prepaid administration costs in lieu of repayment:

Accounting/auditing fees	$42,443
Filing and regulatory fees	379
Other expenses	16,542

As of December 31, 2016, the Company had prepaid administration costs of $1,849,555 to Whitehall & Company LLC under the expense sharing agreement.